Daniel E. nussen

Of Counsel

(213) 615-1972

dnussen@winston.com

April 23, 2020

VIA EDGAR

John Stickel

Susan Block

Office of Finance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	B. Riley Principal Merger Corp. II

Draft Registration Statement on Form S-1

Submitted March 2, 2020

CIK No. 0001805077

Dear Mr. Stickel:

On behalf of our client, B. Riley Principal Merger Corp. II (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated March 27, 2020, relating to the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on March 2, 2020 (the “Draft Registration Statement”).

The Company has filed via EDGAR its Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

We have set forth below the comments of the Staff in bold and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form S-1.

April 23, 2020 Page 2

Draft Registration Statement on Form S-1 submitted March 2, 2020

Initial Business Combination, page 6

1.	We note your disclosure that if the board is not able to independently determine the fair market value of the target business or businesses, you will obtain an opinion from an independent investment banking firm or an independent valuation or appraisal firm. Consistent with your disclosure on page 44, please disclose here that you are not required to obtain a fairness opinion from an independent investment banking firm or an independent accounting firm unless you pursue a business combination with an affiliated entity.

Response: The Company has revised the disclosure on page 6 is response to the comment of the Staff.

Manner of Conducting Redemptions, page 87

2.	You state that your determination to seek stockholder approval of a proposed business combination or conduct a tender offer will be based on “a variety of factors.” Please describe the factors that you will consider in making this determination and briefly explain how the timing of the proposed transaction would weigh in favor or against a determination to seek stockholder approval, or advise.

Response: The Company has revised the disclosure on pages 86 and 87 in response to the comment of the Staff.

Please contact me at (213) 615-1972 if you have any questions or require any additional information in connection with this letter or the Form S-1.

Sincerely,

/s/ Daniel E. Nussen